Evan Rosen evan.rosen@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

June 4, 2024

VIA EDGAR

Re:	Nuvei Corporation Schedule 13E-3 filed May 14, 2024 Filed by Nuvei Corporation et al. SEC File No. 005-93361

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Blake Grady

Dear Mr. Grady:

On behalf of our client, Nuvei Corporation (the “Company”), as well as on behalf of Neon Maple Purchaser Inc. and each other Filing Person, this letter sets forth their responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated May 24, 2024 (the “Comment Letter”) with respect to the Rule 13e-3 transaction statement on Schedule 13E-3 initially filed by the Filing Persons on May 14, 2024 (together with the exhibits thereto, the “Schedule 13E-3”). The Company and the other Filing Persons are filing concurrently with this letter Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”), which reflects the revisions described in this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Filing Persons. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages in Amendment No. 1.

Schedule 13E-3 Filed May 14, 2024 by Nuvei Corporation et al.

General

1. Please provide the information required by Item 1002(c) of Regulation M-A with respect to the Multiple Voting Shares.

Response: The Filing Persons acknowledge the Staff’s comment and have revised the disclosure under Item 2(c) of the Schedule 13E-3 to disclose that there is no established trading market for the Multiple Voting Shares.

2. Please state the aggregate number and percentage of subject securities that are beneficially owned by each filing person of the Schedule 13E-3, such as Advent, as well as each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3. Refer to Item 1008(a) of Regulation M-A.

Response: The Filing Persons acknowledge the Staff’s comment and have revised the disclosure under Item 11(a) of the Schedule 13E-3 in response to this comment.

3. We note your disclosure on pages (ii) and 177 that “the Company assumes no responsibility for the accuracy of the information” provided by the Purchaser Filing Parties, which information is reflected in the Circular. This statement is inconsistent with the disclosures in the filing, as well as the required attestation that appears at the outset of the signature pages to the Schedule 13E-3, and operates as an implied disclaimer for the entire filing except for the portions of the disclosure specifically regarding the Company. Please revise.

Response: The Filing Persons acknowledge the Staff’s comment and have revised the disclosure under Item 15(c) of the Schedule 13E-3 to remove this statement.

4. Please revise Appendix H to disclose the material occupations, positions, offices or employment of all natural persons during the last five years, including starting and ending dates of each, in accordance with Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A.

Response: The Filing Persons acknowledge the Staff’s comment and have revised Item 3 of the Schedule 13E-3 to disclose all material occupations, offices or employment of all natural persons during the last five years.

The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement, page 22

5. We note your disclosure on pages 23 and 59 that “the Purchaser Filing Parties did not actively consider alternative transaction structures” (emphasis added). Please revise to disclose any alternative means to accomplish the stated purposes of the transaction considered – whether actively or otherwise – by the Purchaser Filing Parties and state the reasons for their rejection. Refer to Item 7 of Schedule 13E-3 and Item 1013 of Regulation M-A.

Response: The Filing Persons acknowledge the Staff’s comment and have revised the disclosure under Item 7 of the Schedule 13E-3 to remove the word “actively” to clarify that the Purchaser Filing Parties did not consider any alternative means to accomplish the stated purposes of the transaction considered, whether actively or otherwise.

Background to the Arrangement, page 37

6. Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in considerable detail any reports, whether oral or written, received from a third party and materially related to this transaction. This section references multiple presentations, beginning on December 18, 2023, by Barclays during the course of entering into this transaction and considering alternatives for the Company. To the extent that any reports are duplicative or are simply updates of earlier presentations, your disclosure may summarize the material differences only. For these and any other meetings between the Company and Barclays, summarize the substance of the presentations or reports and file any written

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materials provided as exhibits to the Schedule 13E-3. We note that the only such materials currently filed are dated April 1, 2024.

Response: The presentation by Barclays Capital Inc. to the Board of Directors on December 18, 2023 included written materials, a copy of which is filed as Exhibit No. (c)(viii) to the Schedule 13E-3.

With respect to the meeting held by the Board of Directors of the Company attended by representatives of Barclays Capital Inc. on January 16, 2024 and the general update call with members of the Special Committee and representatives of Barclays Capital Inc. (among others) on January 6, 2024, no report or presentation was given by Barclays Capital Inc., other than a discussion of the matters described in the Circular, and no written materials were provided.

Position of the Purchaser Filing Parties as to the Fairness of the Arrangement, page 59

7. Refer to the bullets listed on page 61 regarding the TD Securities and Barclays fairness opinions. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Purchaser Filing Parties adopted TD Securities’ and Barclays’ analyses and conclusions as their own. Alternatively, revise the disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in Instruction 2 to Item 1014.

Response: The Filing Persons acknowledge the Staff’s comment and have supplemented the disclosure on under Item 7 of the Schedule 13E-3 responsive to Item 1014 of Regulation M-A. With respect to the bullets listed on page 61 of the Circular regarding the TD Securities and Barclays fairness opinions, the Filing Persons respectfully advise the Staff that the TD Securities and Barclays fairness opinions were only two of many factors that the Purchaser Filing Parties considered, and the Purchaser Filing Parties did not base their positions as to the fairness of the Arrangement solely on such fairness opinions. Specifically, the Filing Persons respectfully inform the Staff that the disclosure under Item 7 of the Schedule 13E-3 under the heading “Special Factors – The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement” and under the heading “Special Factors – Position of the Purchaser Filing Parties as to the Fairness of the Arrangement” reflects all of the material factors upon which the Purchaser Filing Parties’ decision was based, including, to the extent applicable, those set forth under paragraphs (c), (d) and (e) of and Instruction 2 to Item 1014 of Regulation M-A. The Filing Persons believe that the disclosure under Item 7 of the Schedule 13E-3 makes clear that the fairness opinions were only two of numerous factors considered by the Purchaser Filing Parties.

The Filing Persons acknowledge the Staff’s citation to Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981), and respectfully advise the Staff that in light of the discussion in Amendment No. 1 of the many material factors considered, they do not believe that the Purchaser Filing Parties are required to expressly adopt the TD Securities and Barclays analysis of the factors in order to satisfy the requirements of Item 8 of Schedule 13E-3. Specifically, Question 20 relates to the discussion of material factors considered by the Purchaser Filing Parties, which has been provided in full under Item 7 of the Schedule 13E-3 under the heading “Special Factors –The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement” and under Item 7 of the Schedule 13E-3 under the heading “Special Factors – Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”, but Question 20 does not say that Purchaser Filing Parties must adopt the factors that underlie an expert’s report that itself is one of

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many factors considered by the Purchaser Filing Parties. In other words, the Filing Persons do not believe that the fact that factors in the Purchaser Filing Parties’ assessment of the fairness of the Arrangement (the fairness opinions) themselves have underlying factors means that the Purchaser Filing Parties are required to adopt those factors-of-factors. The Schedule 13E-3 fully analyzes the material factors considered by the Purchaser Filing Parties and, accordingly, the Filing Persons believe they have fully complied with their disclosure obligations under Item 8 of Schedule 13E-3 and corresponding Item 1014(b) of Regulation M-A.

Formal Valuation and TD Securities Fairness Opinion, page 68

8. We note that the data underlying the selected precedent transaction analyses undertaken by Barclays and TD Securities appears to differ. As one example only, EV/LTM EBITDA regarding CardConnect Corp., with respect to its acquisition by First Data Corp., was 19.0x in Barclays’ analysis and 19.8x in TD Securities’ analysis. Please revise to disclose the reason for such differences or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that although in their selected precedent transaction analyses each of Barclays and TD Securities reviewed similar underlying precedent transactions, the valuation and fairness opinions of each of Barclays and TD Securities were developed independently, by applying each financial advisor’s different methodologies, and utilizing different publicly available data sources, as well as judgements based on their professional experience and policies, which resulted in slightly different valuation metrics. Among other things, each of Barclays and TD Securities applied different methodologies to calculate enterprise value of target companies, including as to the treatment of dilutive shares outstanding and minority interests. In connection with their calculation of enterprise value to NTM EBITDA multiples, each of Barclays and TD Securities had access to and therefore used different research reports at the time the analysis was performed, resulting in different consensus estimates used for analyzing each transaction. Also, each financial advisor used different foreign exchange rates with respect to certain of the transactions. As a result, Barclays and TD Securities reached slightly different outcomes, including with respect to valuation metrics, that informed their financial analysis.

Sources of Funds for the Arrangement, page 112

9. We note your disclosure on page 113 that the Debt Financing Sources “have committed to provide to the Purchaser, subject to the terms and conditions therein, senior secured syndicated credit facilities in an initial aggregate principal amount of $3,150 million.” Disclose the parties that have committed to providing such Debt Financing, the stated and effective interest rates of such financing and any other material terms or conditions to such financing. Refer to Item 1007(d) of Regulation M-A.

Response: The Filing Persons acknowledge the Staff’s comment and have revised the disclosure under Item 10 of the Schedule 13E-3 to disclose the parties that have committed to providing the Debt Financing and other material terms of the Debt Financing and to supplement the disclosure of the material conditions to the Debt Financing. The Filing Persons respectfully inform the Staff that the interest rates applicable to the Term Facility and the Revolving Facility have not been determined and will be determined as part of the syndication of the Credit Facilities. The Filing Persons have revised the disclosure under Item 10 of the Schedule 13E-3 to include this information.

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10. Please file the Debt Commitment Letter as an exhibit to the Schedule 13E-3. Refer to Item 16 of Schedule 13E-3 and Item 1016(b) of Regulation M-A.

Response: The Filing Persons acknowledge the Staff’s comment and have filed a copy of the Debt Commitment Letter as Exhibit (b)(ii) to the Schedule 13E-3.

* * *

Please do not hesitate to contact me at 212-450-4505 or evan.rosen@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Evan Rosen

Evan Rosen

cc:	Lindsay Matthews (Nuvei Corporation)

Amanda McGrady Morrison (Advent International, L.P.)

Adam Givertz and Ian Hazlett (Paul, Weiss, Rifkind, Wharton & Garrison LLP)

Willard S. Boothby, P.C. and Frances Dales (Kirkland & Ellis LLP)

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